EXHIBIT 12

Alcoa and subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratio)

Three months ended March 31,	2007
Earnings:
Income from continuing operations before taxes on income	$1,123
Minority interests’ share of earnings of majority-owned subsidiaries without fixed charges	—
Equity income	(23)
Fixed charges	98
Distributed income of less than 50%-owned persons	7
Amortization of capitalized interest	5

Total earnings	$1,210

Fixed Charges:

Interest expense:
Consolidated	$83
Proportionate share of 50%-owned persons	1

$84

Amount representative of the interest factor in rents:
Consolidated	$13
Proportionate share of 50%-owned persons	1

$14

Fixed charges added to earnings	$98

Interest capitalized:
Consolidated	$48
Proportionate share of 50%-owned persons	1

$49

Preferred stock dividend requirements of majority-owned subsidiaries	—

Total fixed charges	$147

Ratio of earnings to fixed charges	8.2